02046785

NO ACT
P.E 6-24-02
0-14278

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

July 19, 2002

John A. Seethoff
Assistant Secretary
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Act	1934
Section	
Rule	14A-8
Public Availability	7/19/2002

Re: Microsoft Corporation
Incoming letter dated June 24, 2002

Dear Mr. Seethoff:

This is in response to your letter dated June 24, 2002 concerning a shareholder proposal submitted to Microsoft by Chi Yuen. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

PROCESSED
JUL 25 2002
THOMSON
FINANCIAL

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Chi Yuen
GPO Box 1888
Sidney, NSW
2001 Australia

CR

Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Tel 425 882 8080
Fax 425 936 7329
http://www.microsoft.com/

Microsoft®

June 24, 2002

RECEIVED
2002 JUL -1 PM 4:11
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Microsoft Corporation Shareholder Proposal Submitted by Chi Yuen

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed are six copies of (1) this letter and (2) the proposal and statement in support thereof (the "Proposal") received by Microsoft Corporation (the "Company") on May 30, 2002 from Chi Yeun (the "Proponent") for inclusion in the proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Company's 2002 annual meeting of shareholders. This letter is intended to notify the Commission of the Company's belief that the Proposal may be properly omitted from its Proxy Materials and to set forth the Company's reasons for the intended omission.

Microsoft requests the concurrence of the Staff of the Division of Corporation Finance (the "Division") that no enforcement action will be recommended if Microsoft omits the Proposal from its Proxy Materials. The Company would appreciate the Division's response to its request prior to August 22, 2002, which is the date of the meeting of the Company's Board of Directors at which the Proxy Materials will be approved. The Company expects to file definitive copies of its Proxy Materials with the Commission on approximately September 16, 2002.

The Proposal reads as follows:

"RESOLVED: Shareholders request the Board declare a dividend of 50% of Year 2002 and subsequent years' earnings, with the level of dividends to be maintained at least at Year 2002 level for subsequent years, that is, even if subsequent years' profits were the lower (For Year 2002, EPS as estimated by S&P is $1.84/share, it is suggested that the Board declare a dividend of $0.92/share)."

Microsoft has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to Rule 14a-8(i)(13) of the Act. The specific reason why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

THE PROPOSAL MAY PROPERLY BE OMITTED UNDER RULE 14a-8(i)(13) AS IT RELATES TO SPECIFIC AMOUNTS OF CASH OR STOCK DIVIDENDS.

Rule 14a-8(i)(13) provides that a shareholder proposal is excludable if it relates to specific amounts of cash or stock dividends. The Commission has interpreted this Rule broadly such that the phrase "specific amounts of cash or stock dividends" does not simply mean dividends in specific dollar amounts. See Exelon Corporation (March 2, 2002); Duke Energy Corporation (January 9, 2002). It is well established that a shareholder proposal that purports to establish a formula or percentage for the payment of dividends may be excluded. See International Business Machines Corporation (January 2, 2001); Lydall, Inc. (March 28, 2000); H.J. Heinz Company (May 6, 1987); ITT Corporation (January 23, 1986). Moreover, shareholder proposals that have the effect of determining a company's dividend policy by requiring a maximum or minimum dividend payment have been found to be excludable under Rule 14a-8(i)(13). See Duke Energy Corporation (January 9, 2002); General Motors Corporation (April 7, 2000); Loews Corporation (December 22, 1986).

The Proponent's request for "dividend of 50% of Year 2002" clearly relates to a specific amount of dividends: in fact, the Proposal provides that the Board resolve to "declare a dividend of $0.92/share." In addition, the Proposal attempts to establish a minimum dividend policy or payment in subsequent years so as to maintain the level of dividends "at least at [the] Year 2002 level." Based on the foregoing, the Company respectfully requests the Division's concurrence that the Proposal may be omitted and that it will not recommend any enforcement action if the Proposal is in fact excluded from the Company's 2002 Proxy Materials under Rule 14a-8(i)(13).

Pursuant to Rule 14a-8(j)(1), the Company by copy of this letter is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact James Andrus of Preston Gates & Ellis LLP at (206) 224-7329. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed, self-addressed stamped envelope.

We appreciate your attention to this request.

Sincerely,

MICROSOFT CORPORATION

By________________________

John A. Seethoff
Assistant Secretary

Enclosures

cc: Chi Yuen

Chi Yuen, GPO BOX 1888, Sydney, N.S.W, 2001, Australia

SHAREHOLDER PROPOSAL

WHEREAS: Our company has been continuously profitable for at least the past 10 years, but has never returned a single cent of dividend to the shareholders, I reckon it is wrong: policy-wise, and even morally. Given that intuition as well as empirical evidence show that share price is determined independently of *accumulated* earnings, this is my grounds for the proposal that our company pay out at least half, if not all, of its Year 2002 and subsequent years' earnings as dividends, providing the shareholders with a return - which is fundamental to share ownership.

RESOLVED: Shareholders request the Board declare a dividend of 50% of Year 2002 and subsequent years' earnings, with the level of dividends to be maintained at least at Year 2002 level for subsequent years, that is, even if subsequent years' profits were the lower. (For Year 2002, EPS as estimated by S&P is $1.84/share, it is suggested that the Board declare a dividend of $0.92/share)

SUPPORTING STATEMENTS:

(1) Over the past 6 years, from 1996 to 2001, earnings have increased to 335% from $2.195M to $7,346M, with EPS increasing to 317% from $0.43 to $1.365. However, the P/E ratio had remained more or less constant at a high from 50 to 55 and a low from 23 to 35. This means the market places value on *current* earnings only. That is, the Market prices the share to be commensurate with its *current* earnings: the higher the earnings, the higher the price, thus the P/E Ratio remains constant.

Since only current earnings counts, and accumulated earnings doesn't, our company might as well/ought to pay out its earnings as dividends, to reward its shareholders, particularly those that have bought on low, but did not sell on high.

Given that share price is determined independently of accumulated earnings, this is my grounds for the proposal that our company pay out at least half, if not all, of its earnings as dividends, providing the shareholders with a return - which is fundamental to share ownership.

(2) What had happened to all those years' earnings totalling $34.99 Billion (1996–$2,195M; 1997– $3,439M; 1998–$4,490M; 1999–$7,725M; 2000–$9,421M; 2001–$7,721M – this year includes a one-off write-off of investment of $3.6 Billion))? They were just accumulated as "Retained Earnings" - to give a boost to Shareholders' Equity, from $6.908M to $47.289B, to increase to 685% or, on a "per share" basis, it is an increase to 649%, from $1.353 to $8.785.

However, despite the Net Assets (Shareholders' Equity) of our company is increasing at twice the rate of its *Earnings* (685% versus 335%), this fact is not reflected in the share price, that is, the share price is increasing at the rate of earnings increase of 335% ONLY see the constant/stable P/E ratio!

Is the Board doing justice to the shareholders by hoarding those earnings of our company for no tangible gains to shareholders' wealth – that is, to our company's share price? Probably NOT. Hence, all the more reason for paying out a dividend:

Indeed, this unprecedented declaration of a dividend by MSFT is bound to shake up the Market in a positive way: Such a pleasant surprise, after 25 years, particularly for those who had stayed put for all those years – this payout is very likely to spark up our company's share price.

(3) ***MSFT is NOT a dot.com, NOT in the derogative financial sense associated with that word:*** MSFT is a solid Industrial share with a solid track record of profitability, Return on Equity of 17-22%; an enviable Balance Sheet: Current Ratio of 3.56, Cash and near Cash was 66.8% of Shareholders' Equity and is virtually debt-free - i.e. it has the firepower to take on a lot more risks.

Should it declare a dividend of 92c/share - at a Payout Rate of 50% of estimated 2002 EPS of $1.84/share, this dividend is secured for a long 4.8 years, covered by Retained Earnings, even if there were NIL income in the intervening years:
That is, our company has ample capacity to pay DIVIDENDS.

If inclusion of this point should make my submission too lengthy, please consider deleting this point.

(4) I have also done some empirical analysis that proves that the Market hardly places any value on **accumulated** earnings, hence our company might as well/ought to pay out its earnings as dividends (I have used the Microsoft EXCEL spreadsheet for my analysis (attached, but need NOT be published)).
I would like to introduce a measure of price sensitivity called a **"P/I" ratio** - which is "Price" over "Intrinsic Value", with Intrinsic Value being determined as the sum of the Present Value of the Income Stream discounted for 100 years, at an assumed growth rate, of 3% and 6%, using a discount rate (= Cost of Capital) of 7.5%, 9% and 10%, plus the Net Asset Backing (=Shareholders' Equity) of the company.
This ratio measures theoretically how far the share is under- or over-valued by the Market - relative to its Intrinsic Value: A P/I Ratio of over unity means the market values the stock at more than its Intrinsic Value - which ought to be the norm under normal circumstances, when other qualitative factors, such as synergies of operations, quality of management, are taken into account, and is reflected in a higher Market Price than the Intrinsic Value.
It is NOT uncommon to see stocks at a PI ratio of less than unity, however, which may or may NOT present bargain purchase opportunities (See Addendum for my further comments on this).
As long as the company keeps on earning a positive income and accumulates that income, its share price ought to be increasing to a commensurate amount, thus resulting in a constant/stable P/I ratio, but this is NOT found to be so:
I have found, from comparing MSFT's 1996, and 2001 financials, the "PI" Ratio has consistently decreased by 13.8 to 16.9%, 15.3 to 18.5%, 16.4 to 19.5% under the Scenarios of discounting at 7.5%, 9% and 10% Cost of Capital, at earnings growth rates of 3%, and 6% respectively.
Thus proving that the Market hardly places any value on **accumulated** earnings. The moral is: It does not pay to accumulate your earnings, or at least, it makes no difference to the Market's perception of the company, so, you might just as well payout at least half of earnings as dividends, to reward your shareholders.

(5) Having said the above about Market Price, Earnings and Dividends, I need to emphasise that it is important to, and I distinguish between "Investing-HOLDING" and "Trading" in shares, or a combination of both activities. For the Trader the ONLY relevant consideration is the share's CURRENT Market Price - he is interested ONLY in the "What?" He could NOT care less about the "How?" and the "Why?" which are theoretically left to the "Analysts" – who are supposed to make recommendations on the "COMPANY", and what logically follows is on the "STOCK" itself. For an Investor-Holder, the ONLY relevant consideration, once he has decided on buying the share - **most preferably having studied the "HOW?" and "WHY?", as I have** - is his Purchase Price, and the Dividends payout, which is ultimately linked to the Earnings.

My share-trading Guru once remarked, "If you want to trade profitably, do NOT buy the *COMPANY*, buy the *STOCK*."

I would like to believe that when I bought into MSFT, I was buying BOTH the COMPANY and the STOCK, because I saw that it has the **CAPACITY** to satisfy the needs of BOTH the Traders and the HOLDERS.

MSFT has served the Traders well, but has thus far neglected to look after their Long Term HOLDERS. Please, a DIVIDEND is long overdue.

Procf :hal the Market places NO value on ACCUMULATED earnings - might as well pay out as civicends

Pre-worked Formula: @ Cost of Capital								
		7.50%	7.50%	7.50%		7.50%	7.50%	7.50%
Growth rale assumption	Year 1996	0%	3%	6%	Year 2002	0%	3%	6%
Year "1" Earnings = Y^1E		$100.01	$100.01	$100.01	Based on S&P	$100.01	$100.01	$100.01
Capitalized Earnings = YnE		$1,333.00	$2,192.00	$5,032.00	Est=$1.84/sh	$1,333.00	$2,192.00	$5,032.00

Basic Data extracted (This is ALL that is required for preliminary assessment of theoretical Valuation)

	Year 1996			Year 2002		
Total number of shares (Millions)	5104.700			5415.500		
Year "1" Earnings = Y^1E_A, ($ Millions)	$2,195.00	Av 2 years=Optional - use only if favourable		$9,964.52	Av 2 years=Optional - use only if favourable	
Actual Year "1" Earnings = Y^1E_{Actual}	$2,195.00			$9,964.52	Year 2001 - left blank	
Income Tax Rate (assume 100% Franking)	35%	S.H.E. if 50% Payout		35%	S.H.E. if 50% Payout	
Net Asset Backing (NAB) = Shareholders' E	$6,908.00	$ 5,810.50	=$(47 289+$9 964 52)/M	$57 253.52	$52,271.26	=$(47 289+9964 52/2)/M
Actual Dividends Paid ($ Millions)	$0.00	0.399548967		$4 962.26	Assuming my proposal is taken onboard	
Dividends paid = Assumed at 50% Payout	$1,097.50	R E. if 50% Payout		$4,982.26	R.E. if 50% Payout	
Retained Earnings=1996 same proportion as	$2,760.78	$1,663.28	=$(18 899+$9,964.52)/M	$28,363.52	$23,881.26	=$(18 899+$9,964.52/2)/M
Current Market (Approximate will do)	$15.76			$60.00		

INTRINSIC Value = Earnings potential *PLUS* Net Asset Backing (Shareholders' Equity)

	1996 (0%)	1996 (3%)	1996 (6%)		2002 (0%)	2002 (3%)	2002 (6%)
Year "0" Earnings = Y^0E_v	$2,195.00	$2,195.00	$2,195.00		$9,964.52	$9,964.52	$9,964.52
Capitalized Earnings=Y^nE_v=Y^0E_v*Y^nE/100.01	$29,256.42	$48,109.59	$110,441.36		$132,813.77	$218,400.44	$501,364.51
ADD: Franking Credit =Y^nE_v*35%/65%	$15,753.46	$25,905.16	$59,468.42		$71,515.11	$117,600.24	$269,965.51
ADD: Net Asset Backing (NAB) = Shareholders' Equity	$ 5,810.50	$5,810.50	$5,810.50		$52,271.26	$52,271.26	$52,271.26
INTRINSIC VALUE (Total)	$50,820.38	$79,825.25	$175,720.28		$256,600.14	$388,271.93	$823,601.28
Capitalized Earnings=Y^nE_v=Y^0E_v*Y^nE/100 01	$5.73	$9.42	$21.64		$24.52	$40.33	$92.58
ADD: Franking Credit =Y^nE_v*35%/65%	$3.09	$5.07	$11.65		$13.21	$21.72	$49.85
ADD: Net Asset Backing (NAB) = Shareholders' Equity	$1.14	$1.14	$1.14		$9.65	$9.65	$9.65
INTRINSIC VALUE (per share)	$9.96	$15.64	$34.42		$47.38	$71.70	$152.08
Years Dvd covered by R E - measures security of Dvd -	1.5	DPS=50%	$0.920	Years Dvd cove	4.8	DPS=50%	$0.920
even if NIL earnings in intervening years EPS	$1.840	ROE	37.8%	EPS=S&P Estm	$1.840	ROE	19.1%
Current Market Price/sh; [Total Capitalisation]	$15.76	Capitalisation	$80,424.55	Market Price	$60.00	Capitalisation	$324,930.00
P/E Ratio = constant, i.e. ONLY current Earnings influence	8.56	8.56	8.56		32.61	32.61	32.61
C.Y's "PI" Ratio *** (=Market Price/Intrinsic Value):	1.58	1.01	0.46		1.27	0.84	0.39
					-20.0%	-16.9%	-13.8%

The P Ratio has decreased by 13.8-20% over 6 years that proves the Market hardly place value on ***accumulated*** earnings. The moral is: Payout at least half of earnings as dividends, to reward your shareholders, **particularly** those who has bought on LOW but did NOT sell on HIGH.

This ratio measures theoretically how far the share is under- or over-valued by the Market - ***relative to*** its Intrinsic Value. A "PI" of over Unity means the market values the stock more than its Intrinsic Value - which ought to be the norm under normal circumstances, when qualitative factors are taken into account and is reflected in the higher price. It is NOT uncommon to see stocks at a PI ratio of of less than Unity, however, which may or may NOT present bargain purchase opportunities. As long as the company keeps on earning income and ***accumulates that income***, its share price ought to be increasing, thus resulting in a ***constant PI ratio*** but this is NOT so. This demonstrates that the Market hardly put a value on, or is actually unable to comprehend a company's fundamentals. **Given that share price is determined independently of *accumulated* earnings**, this is the grounds for my proposal that the company pay out at least half, if NOT all of its earnings as **DIVIDENDs**, providing shareholders with a return - which is fundamental to share ownership. In finance theory, the value of the firm is determined **solely** by the present value of its dividend stream to perpetuality, assuming a certain rate of growth. **Microsoft is NOT a dot.com** - it's a solid Industrial share with a solid track record of profitability; Return on Equity of 17-22%; an enviable Balance Sheet: Current Ratio : 3.55, Cash and near Cash equal to 63.8% of Shareholders' Equity and is virtually debt-free - it has the firepower to take on a lot more risks. Should it declare a Dividend of 92c/share - at a Payout Rate of 50% this Dvd is secured for a long 4.8 years covered by R.E., even if there were NIL income in the intervening years. That is, our Company has ample capacity to pay DIVIDENDS.

Proof that the Market places NO value on ACCUMULATED earnings - might as well pay out as dividends

Pre-worked Formula for capitalisation at Cost of C		9.00%	9.00%	9.00%		9.00%	9.00%	9.00%
Growth rate	Year 2001	0%	3%	6%	Year 2002	0%	3%	6%
Year "0" Earnings = Y^0E		$100.01	$100.01	$100.01	Based on S&P	$100.01	$100.01	$100.01
Capitalized Earnings = YnE		$1,111.00	$1,661.00	$3,129.00	Est=$1.64/sh	$1,111.00	$1,661.00	$3,129.00

Basic Data extracted (This is ALL that is required for preliminary assessment of theoretical Valuation)

Total number of shares (Millions)	5104.700			5415.500		
Year "1" Earnings = Y^1E_{Av} ($ Millions)	$2,195.00	Av 2 years=Optional - use only if favourable		$9,964.52	Av 2 years=Optional - use only if favourable	
Actual Year "1" Earnings = Y^1E_{Actual}	$2,195.00			$9,964.52		Year 2001 - left blank
Income Tax Rate (assume 100% Franking)	35%	S.H.E. if 50% Payout		35%	S.H.E. if 50% Payout	
Net Asset Backing (NAB) = Shareholders' E	$6,908.00	$ 5,810.50	=$(47 289+$9 964 52)/V	$57 253 52	$52,271.26	=$(47 289+9954.52/2)M
Actual Dividends Paid ($ Millions)	$0.00	0.399548867		$4 982 26	Assuming my proposal is taken onboard	
Dividends paid = Assumed at 50% Payout	$1,037.50	R.E. if 50% Payout		$4 982 26	R.E. if 50% Payout	
Retained Earnings=1996 assumed same p	$2,750.70	$1,663.28	=$(18 899+$9,964 52)/V	$20,863 52	$23,881.26	=$(18 [illegible]9+$9,964.52/2)M
Current Market (Approximate will do)	$15.76			$60.00		

INTRINSIC Value = Earnings potential *PLUS* Net Asset Backing (Shareholders' Equity)

Year "0" Earnings = Y^0E_v	$2,195.00	$2,195.00	$2,195.00		$9,964.52	$9,964.52	$9,964.52
Capitalized Earnings= Y^nE_c = Y^0E_v*Y^nE/100.0'	$24,384.01	$36,455.30	$68,674.68		$110,694.75	$165,494.13	$311,758.65
ADD: Franking Credit = Y^nE_v*35%/65%	$13,129.85	$19,629.78	$36,978.88		$59,604.86	$89,112.22	$167,870.04
ADD: Net Asset Backing (NAB) = Shareholders' Equity	$ 5,810.50	$5,810.50	$5,810.50		$52,271.26	$52,271.26	$52,271.26
INTRINSIC VALUE (Total)	$43,324.36	$61,895.58	$111,463.86		$222,570.87	$306,877.61	$531,899.96
Capitalized Earnings= Y^nE_c = Y^0E_v*Y^nE/100.0'	$4.78	$7.14	$13.45		$20.44	$30.56	$57.57
ADD: Franking Credit = Y^nE_v*35%/65%	$2.57	$3.85	$7.24		$11.01	$16.46	$31.00
ADD: Net Asset Backing (NAB) = Shareholders' Equity	$1.14	$1.14	$1.14		$9.65	$9.65	$9.65
INTRINSIC VALUE (per share)	$8.49	$12.13	$21.84		$41.10	$56.67	$99.22
Years Dvd covered by R.E. measures security of Dvd -	1.5	DPS=53%	$0.520	Years Dvd cove	4.8	DPS=50%	$0.920
even if NIL earnings in intervening years EPS	$1.840	ROE	37.0%	EPS=S&P Estim	$1.840	ROE	19.1%
Current Market Price/sh; [Total Capitalisation]	$15.76	Capitalisation	$80,424.55	Market Price	$60.00	Capitalisation	$324,930.00
P/E Ratio = constant, i.e. ONLY current Earnings influenc	8.56	8.56	8.56		32.61	32.61	32.61
C.Y's "PI" Ratio *** (=Market Price/Intrinsic Value):	1.86	1.30	0.72		1.46	1.06	0.61
					-21.4%	-18.5%	-15.3%

The PI Ratio has decreased by [redacted] over 6 years, that proves the Market hardly place value on ***accumulated*** earnings.
The moral is: Payout at least half of earnings as dividends, to reward your shareholders, particularly those who has bought on LOW but did NOT sell on HIGH.

Proof that the Market places NO value on ACCUMULATED earnings - might as well pay out as dividends

	Year 1996				Year 2002			
Pre-worked Formula for capitalisation at Cost of Capital of	10.00%	10.00%	10.00%		10.00%	10.00%	10.00%	
Growth rate	0%	3%	3%	Year 2002	0%	3%	6%	
Year '0' Earnings = Y'E	$100.01	$100.01	$100.01	Based on S&P	$100.01	$100.01	$100.01	
Capitalized Earnings = Y^nE	$1,000.00	$1,427.00	$2,439.00	Est=$1.84/sh	$1,000.00	$1,427.00	$2,439.00	
Basic Data extracted (This is ALL that is required for preliminary assessment of theoretical Valuation)								
Total number of shares (Millions)	5104.700				5415.500			
Year "1" Earnings $=Y^1E_{Av}$ ($ Millions)	$2,195.00	Av 2 years=Optional - use only if favourable			$9,964.52	Av 2 years=Optional - use only if favourable		
Actual Year "1" Earnings $=Y^1E_{Actual}$	$2,195.00				$9,964.52		Year 2001 - left blank	
Income Tax Rate (assume 100% Franking)	35%	S.H.E. if 50% Payout			35%	S.H.E. if 50% Payout		
Net Asset Backing (NAB) = Shareholders' E	$6,908.00	$ 5,810.50	=$(47,289+$9,964.52)M		$57,253.52	$52,271.26	=$(47,289+9964.52/2)M	
Actual Dividends Paid ($ Millions)	$0.00	0.369864967			$4,982.26	Assuming my proposal is taken onboard		
Dividends paid = Assumed at 50% Payout	$1,097.50	R.E. if 50% Payout			$4,982.26	R.E. if 50% Payout		
Retained Earnings=1996 assumed same pr	$2,760.78	$1,663.28	=$(10,899+$9,964.52)M		$20,863.52	$23,881.26	=$(10,899+$9,964.52/2)M	
Current Market (Approximate will do)	$15.76				$60.00			

INTRINSIC Value = Earnings potential *PLUS* Net Asset Backing (Shareholders' Equity)

Year "0" Earnings $=Y^0E_x$	$2,195.00	$2,195.00	$2,195.00		$9,964.52	$9,964.52	$9,964.52
Capitalized Earnings=$Y^nE_x=Y^0E_x*Y^nE/100.01$	$21,947.81	$31,319.52	$53,530.70		$99,635.24	$142,179.48	$243,010.34
ADD: Franking Credit $=Y^nE_x*35\%/65\%$	$11,818.05	$16,864.36	$28,824.22		$53,649.74	$76,558.18	$130,851.72
ADD: Net Asset Backing (NAB) = Shareholders Equity	$ 5,810.50	$5,810.50	$5,810.50		$52,271.26	$52,271.26	$52,271.26
INTRINSIC VALUE (Total)	$39,576.35	$53,994.37	$88,165.42		$205,556.24	$271,008.93	$426,133.32
Capitalized Earnings=$Y^nE_x=Y^0E_x*Y^nE/100.01$	$4.30	$6.14	$10.49		$18.40	$26.25	$44.87
ADD: Franking Credit $=Y^nE_x*35\%/65\%$	$2.32	$3.30	$5.65		$9.91	$14.14	$24.16
ADD: Net Asset Backing (NAB) = Shareholders Equity	$1.14	$1.14	$1.14		$9.65	$9.65	$9.65
INTRINSIC VALUE (per share)	$7.75	$10.58	$17.27		$37.96	$50.04	$78.69
Years Dvd covered by R.E. measures security of Dvd	1.5	DPS=50%	$0.920	Years Dvd cove	4.8	DPS=50%	$0.920
even if NIL earnings in intervening years EPS	$1.840	ROE	37.8%	EPS=S&P Estim	$1.840	ROE	19.1%
Current Market Price/sh; [Total Capitalisation]	$15.76	Capitalisation	$80,424.55	Market Price	$60.00	Capitalisation	$324,930.00
P/E Ratio = constant. i.e ONLY current Earnings influenc	8.56	8.56	8.56		32.61	32.61	32.61
C.Y's **"PI" Ratio** *** (=*Market Price/Intrinsic Value*):	2.03	1.49	0.91		1.58	1.20	0.76
					-22.2%	-19.5%	-16.4%

The PI Ratio has decreased by16.4 22.2% over 6 years that proves the Market hardly place value on ***accumulated*** earnings

The moral is: Payout at least half of earnings as dividends, to reward your shareholders **particularly** those who has bought on LOW but did NOT sell on HIGH.

Below is the 2001 "Voting" document that proves my Shareholder standing.

Note: The original has been mailed with the International Express Post on 30 May 2002

DO NOT USE

DO NOT USE

594918104

DO NOT USE

4630 7396

WATERHOUSE

Investor Services, Inc.

WALL STREET

NEW YORK, N.Y.

DO NOT USE

DO NOT USE

CHRISTINE YUEN

SYDNEY

AUSTRALIA

P.O. Box 1885

DO NOT USE

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Microsoft Corporation
Incoming letter dated June 24, 2002

The proposal requests that the board of directors declare a dividend of 50% of 2002 and subsequent years' earnings and that it maintain that dividend amount for subsequent years even if earnings fall in those years.

There appears to be some basis for your view that Microsoft may exclude the proposal under rule 14a-8(i)(13). Accordingly, we will not recommend enforcement action to the Commission if Microsoft omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13).

Sincerely,

Keir D. Gumbs
Special Counsel